UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SOLANEX MANAGEMENT INC.
                     ---------------------------------------
                 (Name of small business issuer in its charter)

                 Nevada                             98-0361151
        -----------------------                   --------------
    (State  or  other  jurisdiction  of          (I.R.S.  Employer
    incorporation  or  organization)            Identification  No.)


  Suite  676, 141-757 West Hastings St.,  Vancouver B. C. Canada     V6C 1A1
  --------------------------------------------------------------     -------
            (Address  of  principle  executive  offices)           (Zip  Code)

Issuer's  telephone  number:    (604)  681-7806
                            -------------------

Securities  to  be  registered  under  Section  12(b)  of  the  Act:  None.


     Title  of  each  class              Name  of  each  exchange  on  which
     To  be  so  registered              each  class  is  to  be  registered

  ---------------------------           --------------------------------------

  ---------------------------           --------------------------------------

Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                Common  Stock,  par  value  $0.001  per  share
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------
                                 (Title of class)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART  I

Item  1.  Description  of  Business                                           3

Item  2.  Management's  Discussion  and  Analysis  or  Plan  of Operation     9

Item  3.  Description  of  Property                                          14

Item  4.  Security Ownership of Certain Beneficial Owners and Management     15

Item  5.  Directors and Executive Officers, Promoters and Control Persons    15

Item  6.  Executive  Compensation                                            17

Item  7.  Certain  Relationships  and  Related  Transactions                 17

Item  8.  Description  of  Securities                                        17

PART  II

Item  1.  Market  Price  of  and Dividends on the Registrant's Common
Equity  and  Related  Stockholder  Matters                                   19

Item  2.  Legal  Proceedings                                                 19

Item  3.  Changes  in  and  Disagreements  with  Accountants                 19

Item  4.  Recent  Sales  of  Unregistered  Securities                        19

Item  5.  Indemnification  of  Directors  and  Officers                      20

PART  F/S                                                                    22

PART  III

Item  1.  Index  to  Exhibits                                                30

SIGNATURES                                                                   31

                                     PART I

ITEM  1.  DESCRIPTION  OF  BUSINESS
-----------------------------------

CORPORATE  BACKGROUND
---------------------

Solanex Management Inc. ("Solanex" or the "Company") was incorporated under the laws of the State of Nevada on October 12, 2000, under the name EcoSoil Management Inc., and is in its early developmental stage. The Company changed its name to Solanex Management Inc. on December 6, 2001. To date, Solanex's only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan.

On October 12, 2000, Solanex acquired a license to certain technology and intellectual property from Colin V. Hall, the developer of the technology, and a group of investors. The license grants a non-exclusive right to manufacture, market and sell a thermal destructor for site remediation to industrial, petrochemical and site remediation organizations. The intellectual property assets acquired include all licensing, modification, marketing, distribution and sales rights worldwide in perpetuity. Under the terms of the Agreement and License of Intellectual Property Rights, Mr. Hall was compensated two thousand ($2,000) dollars and Seven Thousand and Five Hundred (7,500) shares of Solanex common stock, and the other 10 owners were compensated an aggregate of Ten Thousand (10,000) shares. On December 7, 2001, the Company conducted a 200 for 1 forward stock split, increasing the number of shares of common stock held by the licensors of the assets to 3,500,000 shares. A copy of the Agreement and License of Intellectual Property Rights is included as an exhibit to this registration statement.

Solanex's business plan is to produce and sell its Thermal Destructor to specific target markets. The technology is being designed for industrial, petrochemical, site remediation firms and other similar types of customers. Solanex intends to employ salespeople to call on industrial, and other similar types of customers that are required to remediate their sites. Solanex has not commenced commercial operations, has no full-time employees and owns no real estate.

Solanex's principal executive offices are located at Suite 1200, 1090 West Pender Street, Vancouver, BV, V6E 2N7; and its telephone number is (604) 681-7806.

INDUSTRY  BACKGROUND
--------------------

The size of the site remediation industry, consisting of contaminated soil, waste water and mine reclamation, is estimated as world wide seven hundred billion dollars annually. In British Columbia alone, the environmental remediation industry contributes $1.0 billion to the provincial economy (Ministry of Employment and Investment, British Columbia, Canada).

Typical industrial approaches to a polluted site include soil washing, thermal desorption, micro and macro encapsulation, bacteriological reduction, ultra violet turnover, metal fixing and bonding (hydroxil appetite bonding) and chemical neutralization.

The Company intends to focus its business efforts on the market for reclamation of contaminated soil.

Existing federal, state and local laws and regulations apply to the disposal of soils containing residues from industrial and petrochemical operations. The residues, which are essentially hydrocarbon deposits from oils and non-renewable resource fuels, pose different problems from site to site. Some sites are truly hazardous requiring custom chemical treatment, isolation and quarantine. However, the majority of soil waste is simply spillage of contaminates from everyday fuelling operations, i.e. gasoline and diesel vehicle fueling area soils. The untreated waste is impregnated with miscellaneous oil and other hydrocarbons and contains occasional tramp metal or chemical components, which can pose leachate and fire hazard problems. These are soils which can be safely purged with a thermal treatment, from Solanex's Thermal Destructor, that renders the medium sterile and delivers it as a safe soil for horticultural and filler use. The emissions from the Thermal Destructor are substantially lower than allowable legislated emission levels under the CCME (Canadian Council of Ministers of the Environment) and the EPA (Environmental Protection Agency).

THE  LICENSE

Solanex has an unlimited perpetual license to manufacture, market and sell the Thermal Destructor. Solanex's license is world-wide but non-exclusive and contemplates a royalty payable to Colin Hall in the amount of seven (7) per cent of gross revenue derived from the sale or use of the Thermal Destructor. The license may be revoked if Solanex does not manufacture at least one Thermal Destructor within 3 years of the licensing date.

Solanex plans to contract certain business and administrative services to outside vendors. These include but are not limited to product manufacturing, delivery, inventory maintenance, website and marketing materials development, thereby enabling Solanex to focus strictly on marketing and sales during its early stages.

IMPLEMENTATION  OF  BUSINESS  PLAN:  MILESTONES
-----------------------------------------------

Solanex's current business plan involves finalizing development of its site remediation products and services and then selling them to targeted markets. The Company is in the pre-production stage where all design work and manufacturing specifications are in place for the production of the Thermal Destructor. Solanex estimates that it will require US$750,000 to create a working prototype which can be sold, rented or leased to a project on a weekly, monthly or annual basis. The Company estimates a weekly rental rate of US$20,000. The Company initially intends to finance its administrative and initial development costs by way of loans from shareholders and by trade accounts payable. Solanex intends to employ salespeople to call on industrial and other similar types of customers that are required to remediate their sites. Solanex plans to implement its business plan by meeting the following milestones:

     Milestone 1: Raise Funds. The Company will focus on raising the required funds (US$750,000) to fulfill its business plan and develop a prototype
     Thermal Destructor by approaching venture capitalists, venture fund managers and private investors to assist in funding the Company.

     Milestone 2: Market Survey. Solanex will conduct research into its various potential target markets. The market analysis research is planned to consist of a telephone survey to 100-200 prospective customers, focusing on three or four of the core target markets in the United States and Canada, such as service stations, industrial facilities and dry cleaners. The survey is likely to contain questions that will help determine the marketing approach and acceptability of the Solanex products and services. The survey is expected to take approximately four to six weeks. The cost of the survey is estimated to range from $20,000-$33,500.

     Milestone 3: Hire Salespeople. Once the products and services are ready and the target markets are defined, Solanex intends to hire salespeople to market the products and services. Solanex expects that it may hire two salespeople during its first year of operation. Solanex anticipates that hiring the salespeople may take four to eight weeks and estimates that the cost of the salespeople, not including compensation, will be $20,000.

     Milestone 4: Establish an Office. Solanex will need an office or offices for its sales force. This will also include equipment, such as computers, facsimile machines and telephones, and other office supplies. Solanex anticipates that it may take eight to twelve weeks to locate acceptable office space and select and purchase equipment. The expense of office rent and related equipment is estimated to be $55,000 per year.

     Milestone 5: Development of an Advertising Campaign. At the same time as a sales force is being hired, Solanex intends to develop an advertising campaign, including establishing a list of prospects based on potential clients identified in the market survey, and designing and printing sales materials. Solanex anticipates that it will take approximately six to ten weeks to develop the advertising campaign. The cost of developing the campaign is estimated at approximately $15,000 per year.

     Milestone 6: Implementation of Advertising Campaign / Sales Calls. Implementation of the advertising campaign will begin with mailing the sales materials to the identified list of prospects. Approximately two to four weeks thereafter, the salespeople are expected to begin telephone follow-ups and scheduling of sales calls. Although it will be necessary to make sales calls throughout the life of the Company, it is estimated that the first round of sales calls will take approximately eight to twelve weeks to complete. The cost of salary and expenses for two salespeople is estimated at $160,000 per year.

     Milestone 7: Achieve Revenues. It is difficult to quantify how long it will take to convert a sales call into actual sales and revenues. Solanex will not begin receiving orders until its sales force is able to convince potential customers to purchase its services and products. It may take several months before prospective customers begin to purchase Solanex's products and services. Moreover, customers may not be willing to pay for products and services at the time they order, and may insist on buying on account or by invoice for hours worked, which would delay receipt of revenues another month or two.

No commitments to provide additional funds have been made by management, stockholders or anyone else. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Solanex or at all.

COMPETITION
-----------

The site remediation industry is evolving and competitive. Solanex expects competition to intensify in the future. Barriers to entry are minimal and the market is highly fragmented. With no clear dominant leader and increasing public attention, even more competitors are likely to be attracted to the field.

Solanex's competitors can be divided into several groups, including the following:

     - traditional  general  contractors;

     - the soil remediation initiatives of several large traditional general contractors;

     - existing  demolition  contractors;  and

     - small,  regional  site  remediation  services  companies;

Many of Solanex's potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than Solanex is expected to have when it enters the marketplace. In addition, existing competitors may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as the legal and financial consequences of failure to remediate sites increases and the remediation process becomes more lucrative to the remediator. Competitors have and may continue to adopt aggressive pricing or availability policies and devote substantially more resources to technology and methodology development than Solanex. Increased competition may result in reduced operating margins and loss of market share.

Solanex  believes  that  the  principal  competitive  factors in its market are:

     - ability  to  attract  and  retain  customers;

     - service  and  product  pricing;

     - ability  to  custom  design  a  remediation  solution;

     - quality  and  responsiveness  of  customer  service;  and

     - expertise  of  personnel.

Solanex plans to take steps to enable it to compete favorably based on these factors. However, Solanex will have no control over how successful its competitors are in addressing these factors. In addition, with little difficulty, Solanex's competitors can duplicate many of the products or services that Solanex plans to offer.

Solanex believes that its competitors face several competitive challenges, including the following:

     - Limited range of service. The capital and knowledge intensive nature of site remediation limit the services selection that can be economically offered by traditional contractors and small site remediation firms. Generally, options such as bioremediation, thermal destruction and similar techniques are not well known and are not currently considered financially or technically viable options.

     - Lack of expertise and experience. Traditional contractors have limited experience with the legal, chemical and disposal problems associated with site remediation. Traditional contractors are also unable to provide consumers with product advice tailored to their particular situation.


     - Higher costs of operation for purging hydrocarbons. The Thermal Destructor is exclusive to Solanex. Its cost of operations is expected to be far lower than many competitive technologies. Since the largest portion of the market is focused on purging hydrocarbons, Solanex believes it will be able to profit by offering its remedy at prices below competitors costs. Solanex believes there is significant unmet demand for an alternative site remediation channel that can provide customers with services tailored to their needs. Solanex hopes to attract and retain customers through the following key attributes of its business:

     - Broad Selection of Techniques. Solanex plans to offer a wider breadth of site remediation services than many of its potential competitors.

     - Accessibility to Customized Products. Through a combination of in-house technologies and technologies acquired through alliances with other companies, Solanex intends to provide a full range of products to offer its clients.

INTELLECTUAL  PROPERTY  PROTECTION
----------------------------------

The Intellectual Property is treated as a Trade Secret by the Company. No intellectual property related applications have been filed or prepared by Solanex to date. Confidentiality policies are being implemented by Solanex to protect the proprietary information and know-how. These policies include non-disclosure agreements, protection and physical security of the engineering drawings and computers used. In the future, the Company intends to employ various methods, including patents, trademarks, copyrights and confidentiality agreements with employees, consultants and third party businesses, to protect the intellectual property and trade secrets.

RESEARCH  AND  DEVELOPMENT
--------------------------

The creator of the Solanex technology concept, Colin Hall, spent $2,000 of investor money and has invested over 175 hours over several years developing the technology. He received Seven Thousand and Five Hundred (7,500) shares of Solanex common stock for his services. Those shares are now equal to One Million and Five Hundred Thousand (1,500,000) shares following a forward stock split that was authorized by the Board of Directors on December 7, 2001. An additional Ten Thousand (10,000) shares were issued to the investors who funded the development of the technology concept. Those shares are now equal to Two Million (2,000,000) shares following the forward stock split. Solanex plans to continue to develop the technology as well as related products and services. The Company, however, has no current source of financing as of the date of this filing.

REGULATORY  ENVIRONMENT
-----------------------

The site remediation products and services Solanex will sell may be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. The remediation activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

In general, existing laws and regulations apply to site remediation; however, the precise applicability of these laws and regulations is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of scientifically rigorous knowledge about the field and, as a result, are sometimes contradictory or ineffective. Nevertheless, numerous federal, state and local government agencies have demonstrated significant activity in promoting site remediation and in enforcing regulatory and disclosure statutes on entities that generate pollution. Additionally, due to the increasing use of scientific knowledge and public awareness, it is possible that new laws and regulations may be enacted with respect to site remediation covering issues such as sustainability, differentiation of contamination types, licensing, quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the site remediation industry may impair the growth of remediation and result in a decline in Solanex's sales.

EMPLOYEES
---------

Solanex is a development stage company and currently has no employees. Piers VanZiffle, its President, Secretary and Treasurer, and a director, along with Colin Hall, as director, currently manage Solanex. The Company looks to Mr. VanZiffle for his entrepreneurial skills and talents, and Mr. Hall for his technical knowledge. For a complete discussion of Mr. VanZiffle's and Mr. Hall's experience, please see the section of this registration statement entitled "Directors, Executive Officers, Promoters and Control Persons" below.

Management plans to use consultants, attorneys and accountants as necessary. Eventually, Solanex plans to hire a number of sales and technical personnel based on the projected size of the market and the compensation necessary to retain qualified employees. A portion of any employee compensation likely would include the right to acquire stock in Solanex, which would dilute the ownership interest of existing holders of outstanding shares of the Company's common stock.

REPORTS  TO  SECURITY  HOLDERS
------------------------------

Solanex has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "34 Act"). Following the effective date of this registration statement, Solanex will be required to comply with the reporting requirements of the 34 Act. Solanex will file annual, quarterly and other reports with the Securities and Exchange Commission. Solanex will also be subject to the proxy solicitation requirements of the 34 Act, and, accordingly, will furnish an annual report with audited financial statements to its stockholders.

AVAILABLE  INFORMATION
----------------------

Copies of this registration statement may be inspected, without charge, at the SEC's public reference rooms in Washington, D.C. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the operation of its public reference rooms. In addition, copies of this material also should be available through the Internet by using the SEC's Electronic Data Gathering, Analysis and Retrieval System, which is located at http://www.sec.gov.
                                                             ------------------

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION
--------------------------------------------------------------------------

FORWARD-LOOKING  STATEMENTS
---------------------------

This registration statement contains forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995), the accuracy of which involve risks and uncertainties. Words such as "will", "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions are used to identify forward-looking statements. The safe harbor provisions of
Section 21E of the 34 Act, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by Solanex and its representatives. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Solanex's actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by Solanex described elsewhere in this registration statement. These forward-looking statements are based on current expectations, and Solanex assumes no obligation to update this information.

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the audited financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

OVERVIEW
--------

Solanex is a Nevada corporation, incorporated on October 12, 2000. The Company is a development stage company that has acquired certain rights to manufacture, market and sell a thermal destructor. These rights were purchased on October 12, 2000 for $2,000 and 17,500 shares of common stock from Colin Hall, currently a director of Solanex, and other investors in the development of the technology. The 17,500 shares became 3,500,000 shares following a Board of Directors' approval of a 200 for 1 forward stock split on December 7, 2001.

PLAN  OF  OPERATION
-------------------

Solanex's business is still in its development stage. The Company has not generated any revenue to date. The Company plans to generate revenue by performing site remediation for clients. Some aspects of site remediation will be subcontracted, others will be performed by Solanex staff. Solanex intends to manage all aspects of soil remediation projects including program design, permitting, on site management and operation, including waste treatment and disposal. In those cases where the client prefers to hire an independent consultant to act as the project manager, Solanex will act in a general contracting capacity, supplying all equipment, materials and personnel as well as prevention or treatment and disposal of the wastes.

Solanex's business plan is to finish construction of its Thermal Destructor and to then begin selling its services both as part of the site remediation process or when it can do so at attractive rates, to existing site remediation firms. In addition, Solanex will continue its efforts to attract and hire quality staff to provide planning and supervision services to clients.

Solanex intends to employ sales people to call on industrial, petrochemical and site remediation organizations and other similar types of customers. Prior to commencing marketing of its technology, Solanex plans to conduct research into its potential target markets.

For the current fiscal year, Solanex anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the 34 Act, and expenses associated with setting up a company structure as it continues to implement its business plan. Solanex anticipates that until these procedures are completed, it will not generate revenue and will continue to operate at a loss.

Once it completes development of the Thermal Destructor, the Company intends to conduct market research of target markets for its technology, to hire sales persons to market and sell the products and services, and to develop and implement an advertising campaign. The total budget for these activities over the next two years is estimated to be $500,000.

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

No material commitments for capital expenditures were made during the year ended December 31, 2001.

Solanex remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholders' equity. Consequently, Solanex's balance sheet as of December 31, 2001, reflects total assets of $nil. Organizational expenses of $5,728 were paid for by the initial stockholders and expensed to operations.

Solanex expects to carry out its plan of business as discussed above. Mr. VanZiffle will serve in his capacity as an officer and director and Mr. Hall will serve in his capacity as director of Solanex without compensation until a market is developed for the technology products.

Based on the Company's business plan, Solanex believes that during its first operational quarter, it will need a capital infusion of approximately $850,000 to achieve a sustainable sales level, where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of completing and readying equipment, advertising, hiring and paying two to three sales people, and administrative expenses.

The Company plans to utilize debt and/or equity financings to fund its short-term and long-term growth. The availability of future financings will depend on market conditions. A portion of the funds may be used to grow the business through acquisitions of other businesses.

Solanex will need additional capital to carry out its business plan or to engage in a combination with another business. No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Solanex or at all. Solanex has no commitments for capital expenditures.

The forecast of the period of time through which the Company's financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties. The actual funding requirements may differ materially from this as a result of a number of factors, including plans to rapidly expand its new operations. The Company's auditors caution that there can be no assurance that the Company will be able to continue as a going concern or achieve material revenues or profitable operations.

EFFECT  OF  FLUCTUATIONS  IN  FOREIGN  EXCHANGE  RATES

Solanex's reporting and functional currency is the US dollar. Currently, all of Solanex's operations are located in Canada. Transactions in Canadian dollars have been translated into U.S. dollars using the current rate method, such that assets and liabilities are translated at the rates of exchange in effect at the balance sheet date and revenue and expenses are translated at the average rates of exchange during the appropriate fiscal period. As a result, the carrying value of Solanex's investments in Canada is subject to the risk of foreign currency fluctuations.

OUTLOOK:  ISSUES  AND  UNCERTAINTIES
------------------------------------

Stockholders and prospective purchasers of the Company's common stock should carefully consider the following risk factors in addition to the other information appearing in this registration statement on Form 10-SB.

BUSINESS  RISKS

SOLANEX WILL REQUIRE ADDITIONAL EQUITY FINANCING, WHICH MAY NOT BE AVAILABLE AND MAY DILUTE THE OWNERSHIP INTERESTS OF INVESTORS.

Solanex's ultimate success will depend on its ability to raise additional capital. No commitments to provide additional funds have been made by management or other stockholders. Solanex has not investigated the availability, source or terms that might govern the acquisition of additional financing. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If unavailable, Solanex's operations will be severely limited, which may prevent it from implementing its business plan. If equity financing is used to raise additional working capital, the ownership interests of existing stockholders may be diluted.

THE COMPANY MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY, TRADE SECRETS AND KNOW-HOW WHICH WOULD REMOVE A BARRIER TO COMPETITION AND MAY DIRECTLY AFFECT THE AMOUNT OF REVENUE IT GENERATES.

Solanex depends heavily on its principal asset, the license agreement to manufacture, market and sell a thermal destructor for site remediation that it acquired on October 12, 2000. The Company is dependent on its ability to maintain the confidentiality of its thermal destructor technology. Although the Company intends to employ various methods, including patents, trademarks, copyrights and confidentiality agreements with employees, consultants and third party businesses, to protect its intellectual property and trade secrets, there can be no assurance that it will be able to maintain the confidentiality of any of its proprietary technologies, know-how or trade secrets, or that others will not independently develop substantially equivalent technology. The failure or inability to protect these rights could have a material adverse effect on Solanex's operations.

SOLANEX DEPENDS UPON A SMALL NUMBER OF KEY PERSONS TO IMPLEMENT ITS BUSINESS PLAN, AND THE LOSS OF ANY OF THEM MAY AFFECT ITS BUSINESS OPERATIONS.

Solanex is dependent on its officer and directors to implement its business plan, and the loss of any of them may affect its ability to complete the development of its thermal destructor and to provide the required technical support necessary to competitively market it. There is no assurance that these persons will continue to manage Solanex's affairs in the future. Solanex has not obtained key man insurance with respect to any of its officers and directors.

SOLANEX MAY NOT BE ABLE TO EFFECTIVELY IMPLEMENT ITS BUSINESS PLAN, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS ABILITY TO GENERATE REVENUE IN THE FUTURE.

Solanex's ability to implement its business plan depends in part upon its ability to develop and expand operating, management, information and financial systems, and production capacity, which may significantly increase its future operating expenses. No assurance can be given that it will be able to meet its objectives of developing and producing a Thermal Destructor from its technology and developing the breadth and level of services offerings needed to achieve its business objectives and effectively compete in the site remediation industry. Its inability to successfully implement its business plan will have a material adverse effect on its business, financial condition and results of operations.

INVESTMENT  RISK

CONCENTRATION OF OWNERSHIP OF SOLANEX'S OFFICER AND DIRECTORS MAY REDUCE THE CONTROL BY OTHER STOCKHOLDERS OVER THE COMPANY.

Solanex's current officer and directors own over 60% of the Company's outstanding common stock. As a result, other investors in the Company's common stock do not have as much influence over corporate decision-making. In addition, the concentration of control over Solanex's common stock among the insiders could prevent a change in control of the Company.

SOLANEX'S COMMON STOCK IS CONSIDERED A "PENNY STOCK", WHICH MAKES IT MORE DIFFICULT TO SELL THAN AN EXCHANGE-TRADED STOCK.

Solanex's securities are subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investor" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market that may develop.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." (A "penny stock" is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions). Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the
Securities and Exchange Act of 1934, as amended. The rules may further affect the ability of owners of the Company's shares to sell their securities in any market that may develop for them. Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

     control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
     manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
     "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

THE ISSUANCE OF ADDITIONAL SHARES MAY HAVE THE EFFECT OF DILUTING THE INTEREST OF STOCKHOLDERS.

Any additional issuances of common stock by the Company from its authorized but unissued shares may have the effect of diluting the percentage interest of existing stockholders. Out of Solanex's 100,000,000 authorized common shares, 95,000,000 or 95% remain unissued at February 15, 2002. The Board of Directors has the power to issue such shares without stockholder approval. None of the 20,000,000 authorized preferred shares of the Company are issued. Solanex fully intends to issue additional common shares and/or preferred shares in order to raise capital to fund its business operations and growth objectives or as compensation for services rendered on behalf of the Company.

BOARD OF DIRECTORS' AUTHORITY TO SET RIGHTS AND PREFERENCES OF PREFERRED STOCK MAY PREVENT A CHANGE IN CONTROL BY STOCKHOLDERS OF COMMON STOCK.

Preferred shares may be issued in series from time to time with such designation, rights, preferences and limitations as Solanex's Board of Directors determines by resolution and without stockholder approval. This is an anti-takeover measure. The Board of Directors has exclusive discretion to issue preferred stock with rights that may trump those of common stock. The Board of

Directors could use an issuance of Preferred Stock with dilutive or voting preferences to delay, defer or prevent common stockholders from initiating a change in control of the Company or reduce the rights of common stockholders to the net assets upon dissolution. Preferred stock issuances may also discourage takeover attempts that may offer premiums to holders of Solanex's common stock.

SOLANEX'S STOCKHOLDERS DO NOT HAVE THE AUTHORITY TO CALL A SPECIAL MEETING THEREBY DISCOURAGING TAKEOVER ATTEMPTS.

Pursuant to Solanex's Amended and Restated Articles of Incorporation, only the Board of Directors has the power to call a special meeting of the stockholders, thereby limiting the ability of stockholders to effect a change in control of the Company.

SOLANEX DOES NOT ANTICIPATE PAYING DIVIDENDS TO ITS SECURITY HOLDERS IN THE FORESEEABLE FUTURE WHICH MAKES INVESTMENT IN ITS STOCK SPECULATIVE OR RISKY.

Solanex has not paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. The Board of Directors has sole authority to declare dividends payable to the Company's stockholders. The fact that the Company has not and does not plan to pay dividends indicates that the Company must use all of its funds generated by operations for reinvestment in its operating activities and also emphasizes that the Company may not continue as a going concern. Investors also must evaluate an investment in the Company solely on the basis of anticipated capital gains.

LIMITED LIABILITY OF SOLANEX'S EXECUTIVE OFFICER AND DIRECTORS MAY DISCOURAGE STOCKHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM.

Solanex's Amended and Restated Articles of Incorporation and Bylaws contain provisions that limit the liability of directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage stockholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the stockholders. In addition, a stockholder's investment in Solanex may be adversely affected to the extent that costs of settlement and damage awards against officers or directors are paid by Solanex pursuant to the indemnification provisions of the Articles of Incorporation and Bylaws. The impact on a stockholder's investment in terms of the cost of defending a lawsuit may deter the stockholder from bringing suit against Solanex's officer or one of its directors. The Company has been advised that the SEC takes the position that this provision does not affect the liability of any director under applicable federal and state securities laws.

ITEM  3.  DESCRIPTION  OF  PROPERTY
-----------------------------------

Solanex currently occupies office space at Suite 1200, 1090 West Pender Street, Vancouver, BV, V6E 2N7 at nominal cost to the Company. The Company's telephone number is 604-681-7806. The Company does not believe that it will need to obtain additional office space at any time during the next year. The office space is provided by Sierra Group Inc.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT
-------------------------------------------------------------------------------

The following table sets forth, as of February 15, 2002, Solanex's outstanding common stock owned of record or beneficially by each executive officer and director and by each person who owned of record, or was known by Solanex to own beneficially, more than 5% of its common stock, and the shareholdings of all executive officers and directors as a group. Each person has sole voting and investment power with respect to the shares shown. On February 15, 2002, there were 5,000,000 shares of common stock issued and outstanding.

                                                   NUMBER  OF     PERCENTAGE  OF
   NAME                                           SHARES  HELD     SHARES  OWNED
   ----                                           ------------     -------------
   Piers  VanZiffle,  Director  and  sole  Officer   1,500,000             30.0%
   1125  West  49th  Ave
   Vancouver  B.C.,  V6M  2P7,  CANADA

   Colin  Hall,  Director                            1,500,000             30.0%
   4567  Prospect  Road
   North  Vancouver,  B.C.,  V7N  3M1,  CANADA

   ALL  EXECUTIVE  OFFICERS  AND                     3,000,000             60.0%
   DIRECTORS  AS  A  GROUP  (2  persons)

CHANGE  IN  CONTROL
-------------------

Solanex is not aware of any arrangement that would upset the control mechanisms currently in place. Although it is conceivable that a third party could attempt a hostile takeover of the Company, the Company has not received notice of any such effort.

ITEM  5.      DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS
--------     -------------------------------------------------------------------

The following table sets forth the name, age and position of each director and executive officer of the Company.

   NAME                                 AGE            POSITION
   ----                                 ---            --------
   Piers  VanZiffle                      53            President,  Secretary,
                                                       Treasurer  and  Director

   Colin  Hall                           56            Director

Mr. VanZiffle and Mr. Hall were appointed to serve on the board of directors immediately following the incorporation of Solanex on October 12, 2000.

Each director will serve staggered terms of one, two, or three years and until their successors are elected and qualified. Officers hold their positions at the pleasure of the Board of Directors, absent the terms of any employment agreement.

There is no arrangement or understanding between the officer and directors of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer of the Company. In addition, there is no agreement or understanding for the officer or directors to resign at the request of another person and the above-named officer and directors are not acting on behalf of nor acting at the direction of any other person.

The officer and directors of the Company will devote their time to the Company's affairs on an as needed basis. As a result, the actual amount of time that each will devote to the Company's affairs is not known and is likely to vary substantially from month to month.

BIOGRAPHICAL  INFORMATION
-------------------------

Piers  VanZiffle  -  President,  Secretary,  Treasurer  and  a  Director
------------------------------------------------------------------------

Mr. VanZiffle has over twenty five years of management and business experience. He has extensive experience in retail management, having spent ten years as the general manager of a license department of 'The Bay' where he oversaw the expansion of that license from four stores to twenty one stores. Currently, Mr. VanZiffle provides management consulting services to private businesses. Mr. VanZiffle has been a financial consultant to Target Group Marketing, a private company he has been developing since 1988. He also worked with The Profit Recovery Group from February 1999 to February 2000, and with The Vitamin Centres at The Bay from January 1990 to January 1999.

Colin  Hall  -  Director
------------------------

Mr. Hall was born and educated in England, and has diplomas in design, graphics, technology and management. He is an innovative designer of chemical and pollution abatement processing systems and machinery, thermal devices, power generation systems, heavy vehicles, transport and handling equipment, machinery and processing systems for the past 25 years. Over the past 15 years his abilities have been directed towards the development of fully integrated systems for waste management, reduction and processing. He is a recognized expert in the design and development of environmental control and processing systems. He led the development and promotion of the Western Renewable Fuels project for four years in the 1990's. Mr. Hall has been President of EcoTerra Remediation Systems Inc. for the last two years, and is the CEO of Ecotech Waste Management Systems (1991) Inc., a company he founded in 1980. He designed EcoTech's integrated system for waste management, reduction and processing and has made many improvements on existing designs for components of environmental remediation systems.

CONFLICTS  OF  INTEREST
-----------------------

The officer and directors of the Company will devote only a portion of their time to the affairs of the Company, estimated to be approximately fifteen hours per month each. The business of the Company will benefit from the synergistic efforts of its officer and directors in their efforts to finance and develop parallel and affiliated business. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

There is no procedure in place that would allow the officer and directors to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner that they consider appropriate.

ITEM  6.  EXECUTIVE  COMPENSATION
---------------------------------

No officer or director has received any remuneration from Solanex since its inception. Although there is no current plan in existence, it is possible that Solanex will adopt a plan to pay or accrue compensation to its officer and directors for services related to the implementation of Solanex's business plan.

Solanex has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of its director or officer, but the Board of Directors may recommend adoption of one or more such programs in the future. Solanex has no employment contract or compensatory plan or arrangement with its executive officer. The directors currently do not receive any cash compensation from the Company for service as members of the Board of Directors. There is no compensation committee, and no compensation policies have been adopted.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
------------------------------------------------------------

Solanex acquired its principal asset, which includes the licensed rights to a thermal destructor, from Colin Hall, currently a director and a founder of the Company, for $2,000 and 7,500 shares of common stock on October 12, 2000.

Piers VanZiffle received 7,500 shares of Solanex common stock as a founder of the Company and for organizational expenses.

No other transactions with management or other parties occurred during the year that would otherwise be included under this item.

ITEM  8.  DESCRIPTION  OF  SECURITIES
-------------------------------------

The following is a description of the material terms of Solanex's capital stock. This description does not purport to be complete and is subject to and qualified in its entirety by Solanex's most current articles of incorporation and bylaws, which are included as exhibits to this registration statement, and by the applicable provisions of Nevada law.

Solanex's authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.

COMMON  STOCK
-------------

Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The articles of incorporation do not permit cumulative voting for the election of directors, and stockholders do not have any preemptive rights to purchase shares in any future issuance of Solanex's common stock.

Because the holders of shares of Solanex's common stock do not have cumulative voting rights, the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after payment of all creditors.

Under Solanex's articles of incorporation, only the Board of Directors has the power to call a special meeting of the stockholders, thereby limiting the ability of stockholders to effect a change in control of the Company by changing the composition of its Board.

All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Solanex's common stock are issued, the relative interests of existing stockholders may be diluted.

PREFERRED  STOCK
----------------

The Board of Directors may determine, in whole or in part, the preferences, limitations and relative rights, within the limits set forth by the laws of the State of Nevada, or any successor statute, of any class of its preferred stock before the issuance of any shares of that class or one or more series within that class before the issuance of any shares of that series. This is an anti-takeover measure. The Board of Directors has exclusive discretion to issue preferred shares with rights that may trump those of its common stock. The Board of Directors could use an issuance of preferred stock with dilutive or voting preferences to delay, defer or prevent common stockholders from initiating a change in control of the Company or reduce the rights of common stockholders to the net assets upon dissolution. Preferred stock issuances may also discourage takeover attempts that may offer premiums to holders of the Company's common stock.

TRANSFER  AGENT
---------------

Solanex is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent. Should Solanex's securities be quoted on any exchange or over-the-counter quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

                                     PART II

ITEM  1.  MARKET  PRICE  OF  AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------------------------------------------------------------------------------
RELATED  STOCKHOLDER  MATTERS
-----------------------------

No established public trading market exists for Solanex's securities. Solanex has no common equity subject to outstanding purchase options or warrants. Solanex has no securities convertible into its common equity outstanding. There is no common equity that can currently be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or that Solanex has agreed to register under the Securities Act of 1933, as amended, for sale by stockholders.

On February 15, 2002, the Company's issued and outstanding common stock totaled 5,000,000 shares, held by approximately 22 stockholders of record.

The Company has not paid dividends in prior years and has no plans to pay dividends in the near future. The Company intends to reinvest its earnings, if any are achieved, in the continued development and operation of its business. Any payment of dividends would depend upon the Company's pattern of growth, profitability, financial condition, and such other factors as the Board of Directors may deem relevant.

ITEM  2.  LEGAL  PROCEEDINGS
----------------------------

To the knowledge of Solanex's executive management and directors, neither the Company nor its subsidiaries are party to any legal proceeding or litigation and none of its property is the subject of a pending legal proceeding and the executive officers and directors know of no other threatened or contemplated legal proceedings or litigation.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
------------------------------------------------------------

None.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES
-----------------------------------------------------

Solanex had reasonable grounds to believe immediately prior to making an offer to any person of its common stock, and did in fact believe, when such subscriptions were accepted, that such investors (1) were acquiring the stock for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The investors had access to pertinent information enabling them to ask informed questions. All such sales were made without the aid of underwriters, and no sales commissions were paid.

On October 12, 2000, Solanex issued 7,500 shares of common stock to Piers VanZiffle in satisfaction of certain organizational expenses (approximating $2,000.00) and as compensation for services performed by the individual. The offer and issuance of the stock was exempt from registration under Section 4(2) and/or Rule 506 of Regulation D under the Securities Act of 1933, as amended (the "Act"), due to Mr. VanZiffle being Solanex's founder and serving as an officer and director, and the limited number of subscribers (one). The offering and issuance was also exempt from registration pursuant Regulation S under the Act due to the foreign residence of the individuals.

On October 12, 2000, Solanex issued 17,500 shares of common stock to 11 stockholders in exchange for certain technology and intellectual property assets. The assets acquired included a license agreement for certain non-exclusive rights to manufacture and market the Thermal Destructor. The issuance of the stock was exempt from registration pursuant to Section 4(2) and Regulation S of the Act. Colin Hall, one of the subscribers, currently serves as a director. All 11 subscribers reside outside of the United States. The investors are as follows:

NAME  OF                   NUMBER  OF
STOCKHOLDER                SHARES
-----------                ------

Colin  Hall                7,500

Popcorn  Holdings  Inc.    1,000

Vivian  Lundgren           1,000

Myrna  Halpenny            1,000

Bernard  Hughes            1,000

Eagle  Transport           1,000

Davlaur  Equities  S.A.    1,000

Tove  Chen                 1,000

Dianne  Devine             1,000

Lyle  Taylor               1,000

Dana  Remedios             1,000

On December 7, 2001, Solanex issued a total of 4,975,000 additional shares of its common stock to its 12 stockholders on a 200 for 1 basis in connection with a forward stock split by the Company. The additional stock was issued to the Company's existing stockholders pursuant to Section 3(a)(9) of the Act.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS
-------------------------------------------------------

As permitted by Nevada law, the Company's Amended and Restated Articles of Incorporation, filed as Exhibit 3.1 to this registration statement, provide that the Company may indemnify a person who is a party or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is an officer, director, employee or agent of the Company, against such person's costs and expenses incurred in connection with such action so long as he or she has acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, in the case of criminal actions, had no reasonable cause to believe his or her conduct was unlawful. Nevada law requires a corporation to indemnify any such person who is successful on the merits or defense of such action against costs and expenses actually and reasonably incurred in connection with the action.

The Company's Amended and Restated Bylaws, filed as Exhibit 3.2 to this registration statement, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of the Company, absent a finding of negligence or misconduct in office. The Company's Amended and Restated Bylaws also permit the Company to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not the Company has the power to indemnify such person against liability for any of those acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL  STATEMENTS
---------------------

Independent  Auditors'  Report                                                23

Balance  Sheets  as  at  December  31,  2001  and  2000  (audited)            24

Statements of Operations for the year ended December 31, 2001 and period ended from inception (October 12, 2000) through December 31, 2000 (audited) 25

Statements of Cash Flows for the year ended December 31, 2001 and period ended from inception (October 12, 2000) to December 31, 2000 (audited) 26

Statement  of  Stockholder's  Equity  for the period from inception
(October  12,  2000)  to  December  31,  2001  (audited)                      27

Notes  to  the  Financial  Statements                                         28

                          Independent Auditors' Report
                          ----------------------------

To  the  Stockholders  and  Directors
of  Solanex  Management  Inc.
(A  Development  Stage  Company)

We have audited the accompanying balance sheets of Solanex Management Inc. (A Development Stage Company) as of December 31, 2001 and 2000 and the related statements of operations, stockholders' equity and cash flows for the period from October 12, 2000 (Date of Inception) to December 31, 2000, the year ended December 31, 2001 and the period from October 12, 2000 (Date of Inception) to
December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Solanex Management Inc. (A Development Stage Company), as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the period from October 12, 2000 (Date of Inception) to December 31, 2000 and the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America .

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"MORGAN  &  COMPANY"

CHARTERED  ACCOUNTANTS
Vancouver,  Canada
February  12,  2002


Solanex  Management  Inc.
(A  Development  Stage  Company)
Balance  Sheets
(expressed  in  U.S.  dollars)
                                                                                        December 31,          December 31,
                                                                                             2001                2000
                                                                                               $                   $


Assets                                                                                             0                    0
-------------------------------------------------------------------------------------------------------------------------



Liabilities and Stockholders' Equity

Current Liabilities

Accounts payable                                                                               6,228                5,758
-------------------------------------------------------------------------------------------------------------------------


Contingent Liability (Note 1)

Stockholders' Deficiency

Common Stock: 100,000,000 shares authorized with a par value of
$.001; Preferred Stock: 20,000,000 shares authorized with a par value of
$.001; 5,000,000 common shares issued and outstanding                                          5,000                5,000

Additional Paid-in Capital                                                                         0                    0
-------------------------------------------------------------------------------------------------------------------------

                                                                                               5,000                5,000

Deficit Accumulated During the Development Stage                                             (11,228)             (10,758)
--------------------------------------------------------------------------------------------------------------------------
                                                                                              (6,228)              (5,758)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   0                    0
--------------------------------------------------------------------------------------------------------------------------

(The accompanying notes are an integral part of the financial statements).


Solanex  Management  Inc.
 (A  Development  Stage  Company
Statements  of  Operations
(expressed  in  U.S.  dollars)

                                                                                 From
                                                                            October 12, 2000          Accumulated from October
                                                     For the Year         (Date of Inception)      12, 2000 (Date of  Inception)
                                                     Ended December           to December 31,              to December 31,
                                                       31, 2001                    2000                          2001
                                                           $                        $                             $
Expenses

Organization
expenses                                                     470                    5,258                    5,728
Technology cost                                                0                    5,500                    5,500
---------------------------------------------------------------------------------------------------------------------------------
                                                             470                   10,758                   11,228
---------------------------------------------------------------------------------------------------------------------------------
Net Loss                                                    (470)                 (10,758)                 (11,228)
---------------------------------------------------------------------------------------------------------------------------------

Net Loss Per Share                                       (0.0001)                 (0.0022)
---------------------------------------------------------------------------------------------------------------------------------

Weighted Average
Shares Outstanding                                     5,000,000                5,000,000
---------------------------------------------------------------------------------------------------------------------------------

(The accompanying notes are an integral part of the financial statements)




Solanex  Management  Inc.
 (A  Development  Stage  Company
Statements  of  Cash  Flows
(expressed  in  U.S.  dollars)


                                                                                 From
                                                                            October 12, 2000          Accumulated from
                                                     For the Year         (Date of Inception)      October 12, 2000 (Date
                                                     Ended December           to December 31,         of  Inception) to
                                                       31, 2001                    2000             December 31, 2001
                                                           $                        $                        $
Cash Flows to Operating
Activities
Net loss                                                   (470)                 (10,758)                  (11,228)

Non cash items

Expenses not paid with
Cash                                                          0                    5,000                     5,000
Accounts payable                                            470                    5,758                     6,228
--------------------------------------------------------------------------------------------------------------------------------
Net Cash Used by
Operating Activities                                          0                        0                         0
--------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by
Financing Activities                                          0                        0                         0
--------------------------------------------------------------------------------------------------------------------------------

Net Cash Used by
Investing Activities                                          0                        0                         0
--------------------------------------------------------------------------------------------------------------------------------

Change in cash                                                0                        0                         0

Cash - beginning of period                                    0                        0                         0

Cash - end of period                                          0                        0                         0
--------------------------------------------------------------------------------------------------------------------------------


Non-Cash Financing
Activities

A total of 3,500,000 shares
were issued for the
acquisition of technology                                     0                    3,500                     3,500

A total of 1,500,000 shares
were issued for
organization of the
Company                                                       0                    1,500                     1,500
--------------------------------------------------------------------------------------------------------------------------------
                                                              0                    5,000                     5,000
--------------------------------------------------------------------------------------------------------------------------------

(The accompanying notes are an integral part of the financial statements)


Solanex  Management  Inc.
 (A  Development  Stage  Company)
Statement  of  Stockholders'  Equity
From  October  12,  2000  (Date  of  Inception)  to  December  31,  2001
(expressed  in  U.S.  dollars)
                                                                                                                  Deficit
                                                                                                                Accumulated
                                                                                Additional                       During the
                                                          Common Stock            Paid-in                       Development
                                                     Shares          Amount       Capital         Total            Stage
                                                        #               $            $              $                $
Balance - October 12, 2000 (Date of
Inception). .                                             0               0             0             0                 0

Stock issued for $1,500 of organization
expenses                                          1,500,000           1,500             0         1,500                 0


Stock issued for technology                       3,500,000           3,500             0         3,500                 0

Net loss for the period                                   0               0             0             0           (10,758)
-------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                       5,000,000           5,000             0         5,000           (10,758)

Net loss for the year                                     0               0             0             0              (470)
-------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 2001                       5,000,000           5,000             0         5,000           (11,228)
-------------------------------------------------------------------------------------------------------------------------

(The accompanying notes are an integral part of the financial statements)



Solanex  Management  Inc.
(A  Development  Stage  Company)
Notes  to  Financial  Statements
(expressed  in  U.S.  dollars)

1.     Development  Stage  Company

Solanex Management Inc. (herein, the "Company") was incorporated in the State of Nevada on October 12, 2000, under the name EcoSoil Management Corp., and is in its early developmental stage. The Company changed its name to Solanex Management Inc. on December 6, 2001. To date, the Company's only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan.

On October 12, 2000, the Company acquired a license agreement to certain technology and intellectual property. The license grants a non-exclusive right to manufacture, market and sell a thermal destructor for site remediation to industrial, petrochemical organizations and site remediation organizations. The intellectual property assets acquired include all licensing, modification, marketing, distribution and sales rights worldwide in perpetuity. Under the terms of the Agreement and License of Intellectual Property Rights, the developer of the technology was compensated two thousand ($2,000) dollars and one million five hundred thousand (1,500,000) shares, post-split, of Company common stock, and the other 10 owners were compensated an aggregate of two million (2,000,000) shares, post split, of Company common stock.

In a development stage company, management devotes most of its activities to investigating business opportunities. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.

2. Summary  of  Significant  Accounting  Policies
     (a)  Year  end

          The  Company's  fiscal  year  end  is  December  31.

     (b)  Technology  Development  Costs

           The costs to develop new technology and enhancements to existing technology will be expensed as incurred.

     (c)  Use  of  Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

     (d)  Net  Loss  Per  Share

          Net loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share is not presented as the impact of the exercise of options is anti-dilutive

3.   Related  Party  Transaction

          An individual who became a director of the Company on December 7, 2001 received $2,000 cash and 1,500,000 shares, post split, of Company common stock pursuant to the acquisition of technology.

                                    PART III


ITEM  1.  INDEX  TO  EXHIBITS
-----------------------------


         Exhibit No.    Description
         -----------    -----------
            3.1          Amended and Restated Articles of Incorporation dated December 3,
                         2001

            3.2          Amended and Restated Bylaws dated December 3, 2001

            4.1          Specimen Common Stock Certificate

           10.1          Agreement and License of Intellectual Property Rights between
                         Solanex Management Inc. (formerly EcoSoil Management Inc.) and
                         Colin Hall executed on October 12, 2000


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                SOLANEX MANAGEMENT INC.


Date:    February  15,  2002               By:      /s/  Piers  VanZiffle
      ----------------------                      -------------------------
                                           Name:  Piers  VanZiffle
                                                  ----------------
                                           Title: President
                                                  ---------


                                  EXHIBIT INDEX

       Exhibit No.    Description
         -----------    -----------
            3.1          Amended and Restated Articles of Incorporation dated December 3,
                         2001

            3.2          Amended and Restated Bylaws dated December 3, 2001

            4.1          Specimen Common Stock Certificate

           10.1          Agreement and License of Intellectual Property Rights between
                         Solanex Management Inc. (formerly EcoSoil Management Inc.) and
                         Colin Hall executed on October 12, 2000

